UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Informatica Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

45674M101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45674M101	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Ithaca L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 51,371,478
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 51,371,478

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,371,478
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.8%
12	Type of Reporting Person PN

CUSIP No. 45674M101	Schedule 13G	Page 3 of 7

1	Names of Reporting Persons Ithaca G.P. Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 51,371,478
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 51,371,478

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,371,478
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.8%
12	Type of Reporting Person CO

CUSIP No. 45674M101	Schedule 13G	Page 4 of 7

ITEM 1.	(a)	Name of Issuer:

Informatica Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

2100 Seaport Boulevard, Redwood City, California 94063

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Ithaca L.P.

Ithaca G.P. Limited

(b)	Address or Principal Business Office:

The principal business address for each of the Reporting Persons is P.O. Box 503, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 6DJ.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of the Bailiwick of Guernsey.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (“Class A Common Stock”).

(e)	CUSIP Number:

45674M101

ITEM 3.

Not applicable.

CUSIP No. 45674M101	Schedule 13G	Page 5 of 7

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2023, based upon 247,077,380 shares of Class A Common Stock outstanding as of October 26, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ithaca L.P.	51,371,478	20.8%	0	51,371,478	0	51,371,478
Ithaca G.P. Limited	51,371,478	20.8%	0	51,371,478	0	51,371,478

Ithaca L.P. is the record holder of the securities reported herein. Ithaca G.P. Limited, as the general partner of Ithaca L.P., may be deemed to share beneficial ownership of the securities held of record by Ithaca L.P.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

See Exhibit 99.2.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 45674M101	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 9, 2024

ITHACA L.P.
By Ithaca G.P. Ltd, its general partner

		By:	/s/ Jonathan Hern
		Name:	Jonathan Hern
		Title:	Alternate Director

ITHACA G.P. LIMITED

		By:	/s/ Jonathan Hern
		Name:	Jonathan Hern
		Title:	Alternate Director

CUSIP No. 45674M101	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement (previously filed).

99.2	Identification and Classification of Members of the Group (previously filed).